Mail Stop 3561

November 23, 2009

Alexander L. Bozzi III
President
The Enlightened Gourmet, Inc.
236 Centerbrook
Hamden, CT 06518

    Re: The Enlightened Gourmet, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2008
                Filed April 15, 2009
                Forms 10-Q for Fiscal Quarters Ended March 31 and
                June 30, 2009
                Filed June 22 and August 19, 2009, respectively
                Written Response filed November 4, 2009
                File No. 0-51597

Dear Mr. Bozzi:

        We have reviewed your responses to our letter dated September 14, 2009 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Recent Sale of Unregistered Securities, page 16

1. We note your response to comment three in our letter dated September 14, 2009. We further note that you paid certain professionals and consultants stock in lieu of cash. Please revise to disclose the consideration or value of the services exchanged for stock.

Financial Statements, Page F-1

2. Please evaluate your accounting policies and financial statement presentation with respect to the following items in light of the applicable authoritative guidance:

    *   Convertible preferred stock and related embedded derivatives considering the guidance in SFAS 133 (ASC 815) and related EITF abstracts, such as EITF 07-5 (ASC 815-40) and EITF 00-19 (ASC 815-40), especially in light of the variable number of common shares issuable upon conversion.
    *   Slotting fees paid in the form of free products and/or credits that the customer can apply against trade accounts receivable considering the guidance in paragraph 10 of EITF 01-9 (ASC 605-50-45-3) and EITF 00-21 (ASC 605-25), as applicable.
    *   Classification of deferred financing costs in the statements of cash flows as cash flows from investing activities as opposed to financing activities.

    To the extent that your accounting policies and financial statement presentation should be revised to comply with GAAP, revise your financial statements in future filings as appropriate.

3. In future filings please expand your use of tabular presentations and narrative disclosures in the notes to facilitate an understanding of the transactions and balances reflected in the financial statements. For example:

    *   Provide debt tables that reconcile to total debt outstanding as of each balance sheet date.
    *   Expand your narrative discussions of the net proceeds from debt and equity offerings in light of the financial information presented in the statements of cash flows and statements of stockholders' deficit.
    *   Disclose all noncash investing and financing activities in the supplemental disclosures provided in statements of cash flows pursuant to paragraph 32 of SFAS 95 (ASC 230-10-50-3).
    *   Disclose the nature of intangible assets not subject to amortization.
    *   Provide the disclosures required by SFAS 123(R) (ASC 718-10-50).

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Robyn Manuel, Accountant, at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director